Exhibit 21

                           Integrated BioPharma, Inc.
                              List of Subsidiaries



Manhattan Drug Company, Inc.
Gero Industries, Inc. - Inactive
Media Consultants, Inc. - Inactive
Vitamin Factory, Inc.
Connaught Press, Inc. - Inactive
Designer Nutrition Labs, Inc. - Inactive
AgroLabs, Inc. (f/k/a Integrated Health Ideas)
Bioscience Technologies, Inc. - Inactive
IHT Health Products, Inc.
IHT Properties, Inc.
NuCycle Therapy, Inc.
Paxis Pharmaceuticals, Inc.